SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 18, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

"Philips convenes the 2020 Annual General Meeting of Shareholders", dated March 16, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of March 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

March 16, 2020

Philips convenes the 2020 Annual General Meeting of Shareholders

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today convenes the 2020 Annual General Meeting of Shareholders (AGM) and publishes the agenda with explanatory notes.

In addition to the proposals to adopt the company’s financial statements and dividend, the agenda of the 2020 AGM includes proposals to appoint Feike Sijbesma and Peter Löscher and re-appoint Neelam Dhawan as members of the Supervisory Board, and proposals regarding the remuneration of the Board of Management and Supervisory Board.

The AGM will be held at the Hotel Okura Amsterdam (Ferdinand Bolstraat 333, Amsterdam) on Thursday April 30, 2020, beginning at 14:00 hours CET.

In view of the coronavirus disease (COVID-19) outbreak, Philips has decided to limit social gatherings surrounding the 2020 AGM and to cancel the usual lunch and post-meeting reception. It is uncertain how the coronavirus disease outbreak will further impact the 2020 AGM. Philips may take additional precautionary measures to protect the health and safety of all participants to the meeting. Such measures could for example relate to meeting logistics, including the location of the meeting. Philips is also reviewing the option to allow shareholders to virtually attend and vote at the 2020 AGM. The situation will be closely monitored and shareholders are advised to regularly check the company’s website (www.philips.com/agm) for updates until the date of the meeting.

Click here to view the full agenda with explanatory notes, the Annual Report 2019 (which was published on February 25, 2020), the binding nominations, the proposals regarding the remuneration of the Board of Management and the Supervisory Board, and all other documents relevant for the 2020 AGM.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Leandro Mazzoni
Philips Investor Relations
Tel.: +31 20 59 77222
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips' health technology portfolio generated 2019 sales of EUR 19.5 billion and employs approximately 80,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.